EXHIBIT 12

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	Three months ended June 30,				Six months ended June 30,
	2003		2002		2003		2002
Income before discontinued operations	$14,407		$12,605		$25,414		$8,789

Add:
Portion of rents representative of the interest factor	167		169		324		362
Minority interests	302		635		982		368
Interest on indebtedness	29,594		32,569		61,094		64,014

Earnings	$44,470		$45,978		$87,814		$73,533

Fixed charges and preferred stock dividend:
Interest on indebtedness	$29,594		$32,569		$61,094		$64,014
Capitalized interest	175		78		324		700
Portion of rents representative of the interest factor	167		169		324		362

Fixed charges	29,936		32,816		61,742		65,076

Add:
Preferred stock dividend	6,532		6,875		13,478		13,751

Combined fixed charges and preferred stock dividend	$36,468		$39,691		$75,220		$78,827

Ratio of earnings to fixed charges	1.49	x	1.40	x	1.42	x	1.13	x

Ratio of earnings to combined fixed charges and preferred stock dividend	1.22	x	1.16	x	1.17	x	0.93	x

For the six months ended June 30, 2002, the ratio of earnings to combined fixed charges and preferred stock dividend was deficient of achieving a 1:1 ratio by $5,294.